SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                      SCHEDULE 13D
                         Under the Securities Exchange Act of 1934
                                     Amendment No. 3

                                  Milwaukee Land Company
                                  ----------------------
                                   (Name of Issuer)

                               Common Stock, $.30 par value
                              (Title of class of securities)

                                         602302101
                                       (CUSIP Number)

                                   Michael P. Maloney, Esq.
                      Senior Vice President, General Counsel and Secretary
                                  Orion Capital Corporation
                                      600 Fifth Avenue
                                  New York, New York  10020
                                       (212) 332-8080

--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                     May 20, 1997
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(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement and is filing this statement because of Rule 13d-l(b) (3) or (4), check the following:

Check the following box if a fee is being paid with this statement: []




                            (Continued on following pages)
                                   Page 1 of 9 Pages

                            Exhibit Index appears on Page 8

CUSIP No. 602302101
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1)  Names of Reporting Persons           (a) Orion Capital Corporation
    S.S. or IRS Identification               IRS No. 95-6069054
    Nos. of Above Persons                (b) Connecticut Specialty Insurance
                                             Company
                                             IRS No. 06-1121822
                                         (c) Design Professionals Insurance
                                             Company
                                             IRS No. 94-2319176
                                         (d) EBI Indemnity Company
                                             IRS No. 06-1092819
                                         (e) The Fire & Casualty Insurance
                                             Company of Connecticut
                                             IRS No. 06-0640218
                                         (f) Security Insurance Company
                                             of Hartford
                                             IRS No. 06-0529570
                                         (g) The Connecticut Indemnity Company
                                             IRS No. 06-0303520
                                         (h) Guaranty National Corporation
                                             IRS No. 84-0445021
                                         (i) Guaranty National Insurance Company
                                             IRS No. 86-0638259



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2) Check the Appropriate Box if a        (a)
   Member of a Group                     (b) X
                                         (c) X
                                         (d) X
                                         (e) X
                                         (f) X
                                         (g) X
                                         (h) X
                                         (i) X


   (See Instructions)
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3) SEC Use Only
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4) Source of Funds                       (a) AF
   (See Instructions)                    (b) WC
                                         (c) WC
                                         (d) WC
                                         (e) WC
                                         (f) WC
                                         (g) WC
                                         (h) AF
                                         (i) WC


________________________________________________________________________________
5) Check if Disclosure of Legal
   Proceedings are Required
   Pursuant to Items 2(d) or 2(e)
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

6) Citizenship or Place of               (a) Delaware
   Organization                          (b) Connecticut
                                         (c) California
                                         (d) Connecticut
                                         (e) Connecticut
                                         (f) Connecticut
                                         (g) Connecticut
                                         (h) Colorado
                                         (i) Colorado

                (7) Sole Voting
Number              Power                79,300
of Shares       (8) Shared Voting
Beneficially        Power
Owned by        (9) Sole Dispositive
Each Reporting      Power                79,300
Person With    (10) Shared Dispositive
                    Power
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11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person      79,300
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12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares (See Instructions)
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13)  Percent of Class Represented
     by Amount in Row (11)               4.7%
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14)  Type of Reporting Person            (a) CO, HC
     (See Instructions)                  (b) CO, IC
                                         (c) CO, IC
                                         (d) CO, IC
                                         (e) CO, IC
                                         (f) CO, IC
                                         (g) CO, IC
                                         (h) CO, HC
                                         (i) CO, IC

Item 1.  Security and Issuer.
         --------------------


     This statement relates to the Common Stock, $.30 par value (the "Common Stock"), of the Milwaukee Land Company ("MLC"). The
principal executive offices of MLC are located at 547 W. Jackson
Boulevard, Chicago, Illinois 60661.
Item 2.  Identity and Background.
         ------------------------

     This statement is filed by Orion Capital Corporation ("Orion"), a Delaware corporation with its principal executive offices at 600 Fifth Avenue, New York, New York 10020, six of Orion's wholly-owned subsidiaries, together with Guaranty National Corporation, an affiliate of Orion and one of its subsidiaries. The six wholly-ownedsubsidiaries of Orion are as follows: Connecticut Specialty Insurance Company. ("CSIC"), a Connecticut corporation; Design Professionals Insurance Company ("DPIC"), a California corporation; EBI Indemnity Company ("EBIC"), a Connecticut corporation; The Fire & Casualty Insurance Company of Connecticut ("F&C"), a Connecticut corporation; Security Insurance Company of Hartford ("SICH"), a Con-necticut corporation; and The Connecticut Indemnity Company ("CIC") a Connecticut corporation. (The six subsidiaries listed above are sometimes referred to herein as the "Subsidiaries.") The principal offices of the Subsidiaries are located at 9 Farm Springs Road, Farm-ington, Connecticut 06032. Orion owns, directly or indirectly, all of the outstanding capital stock of each of the Subsidiaries. The Subsidiaries underwrite and sell most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets.

     Orion owns approximately 81.0% of the common stock of Guaranty National Corporation ("GNC"), a Colorado corporation; and GNC, in turn, owns all of the outstanding common stock of Guaranty National Insurance Company ("GNIC"), a Colorado corporation. (GNC and its subsidiary GNIC are sometimes referred to herein as the "Affiliates.") The principal offices of the Affiliates are located at 9800 South Meridian Boulevard, Englewood, Colorado 80112. GNIC underwrites and sells non-standard commercial and personal automobile insurance.
     This statement amends Items 2, 3 and 5 of the Schedule 13D dated July 22, 1993, Amendment No. 1 to Schedule 13D dated July 28, 1993 and Amendment No. 2 to Schedule 13D dated April 10, 1997.
and filed with the Commission by Orion and its Subsidiaries and Affiliates by adding to such items the information contained herein.
Item 3.  Source and Amount of Funds or Other Consideration.
         ---------------------------------------------------

     The MLC Common Stock referred to in Item 5 hereof has been sold subsequent to April 10, 1997 with $160,837.00 received as consideration.
Item 5.  Interest in Securities of Issuer.
         ---------------------------------

     Since April 10, 1997, the date of Amendment No. 2 to the
Schedule 13D, the Subsidiaries and Affiliates have sold 18,000 shares of MLC Common Stock, on the dates and the prices set forth in Exhibit A hereto. All of the shares were sold in open market transactions on the American Stock Exchange.
     According to the MLC Information Statement dated June 6, 1996, there were 1,671,238 shares of MLC Common Stock issued and outstanding. Orion may be deemed to be the beneficial owner of all shares of MLC Common Stock owned by the Subsidiaries and the

Affiliates. As a result of the sale of 18,000 shares of MLC Common Stock, Orion, its Subsidiaries and the Affiliates own, as of May 20, 1997, in the aggregate 79,300 shares or 4.7% of the outstanding MLC Common Stock. Of the 79,300 shares, SICH owns 22,200 shares, CIC owns 27,200 shares, DPIC owns 2,700 shares, F&C owns 22,900 shares, CSIC owns 2,000 shares; EBIC owns 800 shares; and GNIC owns the balance of 1,500 shares.





















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
                             Signatures
                             -----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               ORION CAPITAL CORPORATION



                               By: /s/ Raymond J. Schuyler
                                  --------------------------------
                                       Raymond J. Schuyler
                                       Senior Vice President
                                       and Chief Investment Officer


                               CONNECTICUT SPECIALTY INSURANCE
                               COMPANY

                               DESIGN PROFESSIONALS INSURANCE
                               COMPANY

                               EBI INDEMNITY COMPANY

                               THE FIRE & CASUALTY INSURANCE
                               COMPANY OF CONNECTICUT

                               SECURITY INSURANCE COMPANY OF
                               HARTFORD

                              THE CONNECTICUT INDEMNITY COMPANY



                               By: /s/ Raymond J. Schuyler
                                  --------------------------------
                                       Raymond J. Schuyler
                                       Senior Vice President
                                       and Chief Investment Officer


                                GUARANTY NATIONAL CORPORATION

                                GUARANTY NATIONAL INSURANCE COMPANY


                                By: /s/ Raymond J. Schuyler
                                  --------------------------------
                                        Raymond J. Schuyler
                                        Vice President and
                                        Chief Investment Officer

Dated:  May 27, 1997



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
                              EXHIBIT INDEX


Exhibit                                                    Page
-------                                                    ----

  A       List of Sales of MLC Common Stock                 9

                              EXHIBIT A

                      Sales of MLC Common Stock
                      --------------------------




                                                          Price
                                                          Per Share
                                           Number of      (including
Date                Seller                 Shares         Commission)
----                ------                 ---------      -----------

5/12/97              EBIC                   3,000           $ 8.71
5/13/97              F&C                      200             8.83
5/14/97              SICH                   4,800             8.83
5/14/97              SICH                   5,000             8.96
5/16/97              GNC                    2,500             9.08
5/20/97              GNC                    2,500             9.21







































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